MANAGEMENT AGREEMENT

Rational Advisors, Inc.

Exhibit A

Dated: October 23, 2019

Fund	Percentage of Daily Net Assets
Strategy Shares EcoLogical Strategy ETF	0.60%
Strategy Shares US Market Rotation Strategy ETF	0.60%
Strategy Shares Nasdaq 7 HANDL™ Index ETF	0.60%
Strategy Shares Nasdaq 5 HANDL™ Index ETF	0.46%
Strategy Shares Drawbridge Dynamic Allocation ETF	0.75%
Strategy Shares Newfound/ReSolve Robust Momentum ETF	0.49%

STRATEGY SHARES

By: /s/ Tobias Caldwell

Print Name: Tobias Caldwell

Title: Trustee

RATIONAL ADVISORS, INC.

By: /s/Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President